

July 26, 2011

Via E-Mail

James A. Mercer III, Esq.
Sheppard Mullin Richter & Hampton LLP
12275 El Camino Real
Suite 200
San Diego, CA 92130

> **Re: National Technical Systems, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 22, 2011**
> **File No. 001-34882**

Dear Mr. Mercer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

Cover Page

1.   Please revise the cover page of your proxy statement. See Rule 14a-6(e)(1) of Regulation 14A.

2.   We note your disclosure that the board of directors believes that the nomination of director nominees by the Shareholder Group is "not in [the shareholders'] best interests." Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident,

disclosed in the proxy statement or provided to the staff on a supplemental basis. Please disclose, or provide us, the support for your assertions.

Proposal No. 1 Election of Directors, page 3

3.   Revise to disclose whether your nominees here have consented to be named in the proxy statement and to serve if elected. See Rule 14a-4(d).

4.   Please refer to the second paragraph on page 3. It appears that you are attempting to reserve the right to exercise discretionary authority to vote for a replacement candidate. Please revise to provide the biographical information with respect to the replacement candidate nominee(s) who may be invited to serve should the nominees for director who have consented to be named and to serve if elected are not able to do so. Rule 14a-4(d)(1), as you are aware, does not confer the authority to vote for any person who is not a bona fide nominee.

5.   We note the reference to the appointment to your board of Mr. Jacobs on page 5. Please tell us what consideration you have given to including a brief description of the arrangements entered into with Mill Road Capital in June 2011.

Stockholdings of Certain Beneficial Owners, page 19

6.   We note that the table in this section includes a reference to footnote 8 but such footnote does not appear below the table. Please revise or advise.

Section 16(a) Beneficial Ownership Reporting Compliance, page 20

7.   Please tell us the basis upon which you have included the disclosure in the last two paragraphs of this section. We note that the disclosure does not relate to your directors or executive officers. See Item 7(b) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions